UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name Of Subject Company (Issuer))

GENZYME CORPORATION
WICHITA BIO CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(including the associated preferred stock purchase rights)
Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Telephone: (617) 252-7500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$371,289,096.20	$11,398.58

*                      Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 61,791,222 outstanding shares of Common Stock of Bioenvision, Inc. at a purchase price of $5.60 cash per share and 2,250,000 outstanding shares of Series A Convertible Participating Preferred Stock at a purchase price of $11.20 cash per share, plus any accrued and unpaid dividends. Such number of outstanding shares of Common Stock represents the total of 55,035,740 issued and outstanding shares of Common Stock, outstanding options with respect to 5,973,000 shares of Common Stock and outstanding warrants with respect to 782,482 shares of Common Stock, in each case as of June 1, 2007. Such number of outstanding shares of Series A Convertible Participating Preferred Stock represents all issued and outstanding shares of Series A Convertible Participating Preferred Stock as of June 1, 2007. The transaction value is also based on an estimate of $58,253 accrued and unpaid dividends on Series A Convertible Participating Preferred Stock as of July 2, 2007.

**                 The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for fiscal year 2007 issued by the Securities and Exchange Commission. Such fee equals 0.00307% of the transaction value.

☐                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                 third-party tender offer subject to Rule 14d-1.

☐                   issuer tender offer subject to Rule 13e-4.

☐                   going-private transaction subject to Rule 13e-3.

☐                   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Wichita Bio Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Parent”), to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Bioenvision, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.                SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.                SUBJECT COMPANY INFORMATION

(a)  Bioenvision, Inc., 345 Park Avenue, 41st Floor, New York, NY 10154, (212) 750-6700.

(b)  According to the Company, as of June 1, 2007, there were 55,035,740 Common Shares issued and outstanding, 2,250,000 Series A Preferred Shares issued and outstanding, 5,973,000 Common Shares subject to outstanding stock options and 782,482 Common Shares subject to outstanding warrants.

(c)  The Common Shares are traded on The Nasdaq Global Market under the symbol “BIVN.” The Series A Preferred Shares are not publicly traded. The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.                IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c)  The information set forth in Section 9 “Certain Information Concerning Genzyme and Wichita Bio” of the Offer to Purchase and Annex I “Directors and Executive Officers of Genzyme and Wichita Bio” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.                TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet,” Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Certain U.S. Federal Income Tax Consequences,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)  Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Offeror nor, to the best knowledge of the Parent and the Offeror, any of the persons listed in Annex I “Directors and Executive Officers of Genzyme and Wichita Bio” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons, or any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b)  The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Genzyme and Wichita Bio,” Section 11, “Contacts and Transactions with Bioenvision; Background of the Offer,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision,” Section 13 “Dividends and Distributions” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7)  The information set forth in the “Introduction,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision” and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d)  The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.                INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in Section 9 “Certain Information Concerning Genzyme and Wichita Bio” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.                PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.         FINANCIAL STATEMENTS

Not applicable.

ITEM 11.         ADDITIONAL INFORMATION

(a)(1)  Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4)  The information set forth in the Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 15 “Certain Legal Matters” of the Circular is incorporated herein by reference.

(a)(5)  None.

(b)  The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.         EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated June 4, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc., dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007)

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007, by and between Genzyme Corporation and Bioenvision, Inc. Filed herewith.
(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).

(g)	None.
(h)	None.

ITEM 13.         INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: June 4, 2007	By:	/s/ PETER WIRTH
	Name:	Peter Wirth
	Title:	Executive Vice President
WICHITA BIO CORPORATION
Dated: June 4, 2007	By:	/s/ EARL M. COLLIER, JR.
	Name:	Earl M. Collier, Jr.
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase for Cash, dated June 4, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc., dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007)

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007, by and between Genzyme Corporation and Bioenvision, Inc. Filed herewith.
(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).

(g)	None.
(h)	None.